SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2001

Commission file number: 1-11793

A.	Full title of the Plan and address of the Plan, if different from that of the issuer named below:

                           The Dial Corporation 401(k) Plan for Hourly Employees

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

THE DIAL CORPORATION 15501 NORTH DIAL BOULEVARD SCOTTSDALE, ARIZONA 85260-1619

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, The Dial Corporation 401(k) Plan for Hourly Employees has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THE DIAL CORPORATION 401(k) PLAN FOR HOURLY EMPLOYEES

By

Conrad A. Conrad Executive Vice President and Chief Financial Officer of The Dial Corporation

DATE: May 22, 2002

THE DIAL CORPORATION 401(k) PLAN
FOR HOURLY EMPLOYEES

Financial Statements
For the Years Ended November 30, 2001 and 2000,
Supplemental Schedules as of and for the Year Ended
November 30, 2001, and Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Schedule of Assets Held for Investment Purposes at End of Year
Schedule of Reportable Transactions
EXHIBIT 23

         THE DIAL CORPORATION 401(k) PLAN FOR HOURLY EMPLOYEES

Page
INDEPENDENT AUDITORS’ REPORT	1

FINANCIAL STATEMENTS AS OF NOVEMBER 30, 2001 AND 2000 AND FOR THE YEARS THEN ENDED:

Net Assets Available for Benefits	2

Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-9

SUPPLEMENTAL SCHEDULES AS OF NOVEMBER 30, 2001 AND FOR THE YEAR THEN ENDED:

Assets Held for Investment Purposes at End of Year	10

Reportable Transactions	11

EXHIBIT 23 - INDEPENDENT AUDITORS’ CONSENT	12

INDEPENDENT AUDITORS’ REPORT

To the Plan Administrator and Participants of
The Dial Corporation 401(k) Plan for Hourly Employees
Scottsdale, Arizona

We have audited the accompanying statements of net assets available for benefits of The Dial Corporation 401(k) Plan for Hourly Employees (the “Plan”), as of November 30, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at November 30, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules as of and for the year ended November 30, 2001 on pages 10 and 11 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

\s\ Deloitte & Touche LLP
Deloitte & Touche LLP

Phoenix, Arizona
May 22, 2002

THE DIAL CORPORATION
401(k) PLAN FOR HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
NOVEMBER 30, 2001 AND 2000

ASSETS	2001	2000
INVESTMENTS AT FAIR VALUE:

Mutual Funds	$13,623,433	$13,325,331

Guaranteed Investment Contract Funds	4,238,517	3,673,488

Common Stock	4,531,108	3,045,839

Participant notes receivable	730,538	548,098

Total investments at fair value	23,123,596	20,592,756

RECEIVABLES

Employer contributions	11,474	12,010

Participant contributions	40,078	42,229

Interest on loan repayments	1,064	652

Total receivables	52,616	54,891

NET ASSETS AVAILABLE FOR BENEFITS	$23,176,212	$20,647,647

See notes to financial statements.

THE DIAL CORPORATION

401(k) PLAN FOR HOURLY EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED NOVEMBER 30, 2001 AND 2000

	2001	2000
Contributions:

Employer	$557,886	$568,442

Employee pre-tax	1,936,690	2,080,203

Employee after-tax	115,452	145,788

Total contributions	2,610,028	2,794,433

Investment income/(loss):

Dividends	829,060	1,529,900

Interest	269,042	259,203

Net appreciation/(depreciation) in fair value of investments	298,276	(4,697,181)

Total investment income/(loss)	1,396,378	(2,908,078)

Benefits paid to participants	(1,477,841)	(3,409,118)

NET INCREASE/(DECREASE)	2,528,565	(3,522,763)

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	20,647,647	24,170,410

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$23,176,212	$20,647,647

See notes to financial statements.

THE DIAL CORPORATION
401(k) PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED NOVEMBER 30, 2001 AND 2000

1.	DESCRIPTION OF THE PLAN

The following brief description of The Dial Corporation 401(k) Plan for Hourly Employees (the “Plan”), is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

The Plan, commonly known as the Planning Retirement Income Management Earnings Plan (“PRIME”), was established October 1, 1991. Employees of certain facilities of The Dial Corporation (the “Company”) who are covered by a collective bargaining agreement are eligible to participate in the Plan after completing at least 1,000 hours of service in a 12 consecutive month period. Employees are able to contribute to the Plan by reducing their wages on a pre-tax basis, and make after-tax contributions, subject to certain limitations.

The Plan is subject to various regulations, particularly those under Internal Revenue Code Section 401(k) and the Employee Retirement Income Security Act of 1974 (“ERISA”).

a.	Investment Programs - Contributions to the Plan are invested by the Plan’s trustee, T. Rowe Price (“TRP”), at the designation of the participants. The Plan has offered participants the following funds in which to invest pre-tax, after-tax and rollover deposits.

1)	T. Rowe Price Blue Chip Growth Fund - This fund invests in stocks of large and medium-sized blue chip growth companies that are well established and have the potential for above-average growth. The fair value of the fund is dependent upon the market value of the stocks.

2)	T. Rowe Price Equity Index Trust Fund - This fund invests in common stocks. The fair value of the fund is dependent upon the market value of the stocks.

3)	T. Rowe Price Stable Value Fund - This fund invests in a diversified portfolio of Guaranteed Investment Contracts (“GIC”) issued by insurance companies, bank investment contracts issued by financial institutions, and strategic investment contracts issued by insurance companies, financial institutions and other entities. Income is earned based upon a blended interest rate determined by the various investments and is reinvested. The fair value of the fund approximates the aggregate contract values of the GIC portfolio and represents contributions made, plus interest at blended rates, less withdrawals by participants. Crediting interest rates for the fund’s underlying GICs ranged from approximately 4.85% to 7.83% for 2001 and 5.88% to 7.83% for 2000, resulting in a blended rate of return for the fund of 6.06% and 6.10%, for 2001 and 2000, respectively.

4)	T. Rowe Price Personal Strategy Income Fund - This fund seeks to provide income and, secondarily, long-term capital appreciation by investing approximately 40% in stocks, 40% in bonds and 20% in money market securities. The fair value of the fund is dependent upon the market value of the investments.

5)	T. Rowe Price Personal Strategy Balanced Fund — This fund seeks long-term capital appreciation and income by investing approximately 60% in stocks, 30% in bonds and 10% in money market securities. The fair value of the fund is dependent upon the market value of the investments.

6)	T. Rowe Price Personal Strategy Growth Fund — This fund seeks long-term capital appreciation and income by investing approximately 80% in stocks, and 20% in bonds and money market securities. The fair value of the fund is dependent upon the market value of the investments.

7)	T. Rowe Price Value Fund — This fund seeks long-term capital appreciation by investing in stocks in a variety of industries. The fair value of the fund is dependent upon the market value of the investments.

8)	T. Rowe Price Mid-Cap Growth Fund — This fund seeks long-term capital appreciation by investing in stocks of medium sized companies. The fair value of the fund is dependent upon the market value of the investments.

9)	T. Rowe Price Small-Cap Stock Fund — This fund seeks long-term capital appreciation by investing in stocks of small to medium sized companies. The fair value of the fund is dependent upon the market value of the investments.

10)	T. Rowe Price International Stock Fund — This fund seeks long-term capital appreciation by investing in stocks of established non-U.S. companies. The fair value of the fund is dependent upon the market value of the investments.

11)	T. Rowe Price Spectrum Growth Fund — This fund seeks long-term capital appreciation and income by investing in a diversified portfolio of T. Rowe Price mutual funds, which consist primarily of investments in the common stock of other companies.. The fair value of the fund is dependent upon the market value of the investments.

12)	Pimco Total Return Fund — This fund seeks income consistent with preservation of capital and daily liquidity. It invests primarily in a diversified portfolio of investment-grade bonds with duration ranging from three to six years. The fair value of the fund is dependent upon the market value of the investments.

13)	The Dial Corporation (“Dial”) Common Stock Fund - This fund invests in the common stock of Dial, and any dividends paid on the stock are reinvested in the fund. The fair value of this fund is dependent upon the fluctuations in the market value of Dial stock.

b.	Contributions - Voluntary wage reductions may be elected by the employee. These pre-tax reductions are contributed to the Plan and may range from 1% to 12% of compensation. For participants of the Plan at the Ft. Madison and Aurora plants, Company matching contributions are based on employee pre-tax wage reductions up to 100% of the first 3% of wage reduction. Company matching contributions for other Plan participants are 25% of wage reductions up to a certain maximum contribution per week. Each employee may elect an after-tax contribution of between 1% and 10% of compensation. No Company matching contributions are made based on after-tax contributions. All contributions are limited to the applicable amounts as prescribed by the Internal Revenue Code. Company matching contributions are invested by T. Rowe Price pursuant to the investment elections of the participant.

c.	Payment of Benefits - Benefits are paid to participants upon termination from the Company, disablement, retirement or death.

d.	Participant Loans and Hardship Withdrawals - Effective September 1, 1995, the Plan was amended to allow participants covered by the collective bargaining agreements at Fort Madison and Aurora to borrow against their 401(k) account balances in an amount not to exceed the lesser of 50% of their vested balance or $50,000. Effective August 19, 2000, the plan was further amended to allow participants covered by the collective bargaining agreement at Bristol the same loan provision. Effective September 1, 2001, the plan was further amended to allow participants covered by the collective bargaining agreement at St. Louis the same loan provision. The applicable interest rate is determined by the committee responsible for administering the Plan and shall be equal to the prime rate in effect at various times throughout the year. Loans shall be repaid in equal installments over a maximum of five years, except for loans for purchasing a home, which can be repaid over a maximum of 15 years. All loans are secured by the borrowing participant’s interest in the Plan. The loans are treated as an earmarked investment of the participants with interest repayments credited proportionately to the current investment elections of the participant. Withdrawals of employee wage reduction contributions and rollover deposits may be made by the participant in the event of a qualified financial hardship, subject to certain tax penalties. Such withdrawals will only be considered necessary to satisfy a financial hardship if all nontaxable loans and after-tax withdrawals available under the Plan have already been obtained.

e.	Vesting - All contributions to the Plan are 100% vested and non-forfeitable at all times.

f.	Participant Accounts - For each participant, various accounts are maintained to record wage reduction contributions, Company matching contributions, after-tax contributions, participant rollover deposits transferred to the Plan, dividend and interest income and the net appreciation or depreciation in the fair value of Plan investments. The benefit to which a participant is entitled is the total benefit which can be provided from the combined amount of these participant accounts less participant loans.

g.	Plan Administration - The Plan is administered by the Retirement Committee comprised of at least three persons appointed by the Company’s Board of Directors. Expenses incidental to the operation of the Plan may be paid by the Plan or directly by the Company. For the years ended November 30, 2001 and 2000, Plan expenses were paid directly by the Company.

h.	Plan Termination - While it is the Company’s intention to continue the Plan, the Company has the right to terminate the Plan provided all employer contributions due at the termination date have been paid.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies are as follows:

a.	Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting, in accordance with accounting principles generally accepted in the United States of America.

b.	Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices. Common stock is valued at its quoted market price. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

c.	Payment of Benefits - Benefits are recorded when paid.

d.	Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

3.	INVESTMENTS

The following table presents the net assets of the Plan by fund as of November 30, 2001 and 2000:

	November 30

	2001	2000

Mutual Funds:

Pimco Total Return Fund	$412,361	$223,674

TRP Blue Chip Growth Fund	3,163,688	3,514,479

TRP International Stock Fund	407,349	496,689

TRP Mid-Cap Growth Fund	1,970,478	1,804,539

TRP Personal Strategy Balanced Fund	458,405	407,836

TRP Personal Strategy Growth Fund	489,204	465,367

TRP Personal Strategy Income Fund	4,664,615	4,533,526

TRP Small-Cap Stock Fund	595,711	527,238

TRP Spectrum Growth Fund	440,984	427,279

TRP Value Fund	300,471	146,127

TRP Equity Index Trust Fund	720,167	778,577

Guaranteed Investment Contract Funds:

TRP Stable Value Fund	4,238,517	3,673,488

Common stock:

The Dial Corporation	4,531,108	3,045,209

FINOVA Group Inc.		630

Contributions receivable	51,552	54,239

Participant notes receivable	730,538	548,098

Interest receivable on loan repayments	1,064	652

NET ASSETS AVAILABLE FOR BENEFITS	$23,176,212	$20,647,647

4.	RELATED PARTY TRANSACTIONS

Plan investments include shares of mutual funds managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

5.	SUBSEQUENT EVENT

Effective December 31, 2001, with the approval of the Board of Directors of the Dial Corporation and the trustees of The Dial Corporation Taxsaver Investment Plan (“TIP”), the account balances in the TIP Plan were merged into The Dial Corporation 401(k) Plan for Hourly Employees. All liabilities and obligations incurred under the TIP Plan prior to December 31, 2001 in respect of employees who became active participants in this Plan in connection with a Participation Transfer, shall be assumed by this Plan effective December 31, 2001. Immediately after the merger, each participant in the Plan will have an account balance equal to the sum of the account balances the participant had in the TIP Plan (together with the account balances in this Plan, if applicable) immediately prior to the plan merger. Combined participant account balances totalling $497,780 were transferred from the TIP Plan into this Plan on December 31, 2001. It is the intention of the Board of Directors of the Company that any rights and features of the TIP Plan prior to the plan merger required to be preserved by applicable law be so preserved, and this Plan shall be construed and administered to effectuate this intent.

6.	FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter on March 12, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

On December 28, 2001, the Company filed Form 5300 with the IRS, which is an application for a letter of favorable determination.

THE DIAL CORPORATION
401 (k) PLAN FOR HOURLY EMPLOYEES

SUPPLEMENTAL SCHEDULE
NOVEMBER 30, 2001

Form 5500, Schedule H, Part IV
Schedule of Assets Held for Investment Purposes at End of Year

Column B	Column C	Column E

	Description of Investment
Identity of Issuer,	Including Collateral, Rate of
Borrower, Lessor or	Interest, Maturity Date,	Current
Similar Party	Par or Maturity Value	Value

TRP Stable Value Fund	GIC Fund (4,238,517 shares)	$4,238,517

TRP Equity Index Trust Fund

Pimco Total Return Fund	Mutual Fund (23,566 shares)	720,167

TRP Personal Strategy Income Fund	Mutual Fund (38,006 shares) Mutual Fund (362,723 shares)	412,361 4,664,615

TRP Personal Strategy Balanced Fund	Mutual Fund (30,459 shares)	458,405

TRP Personal Strategy Growth Fund	Mutual Fund (27,859 shares)	489,204

TRP International Stock Fund	Mutual Fund (36,698 shares)	407,349

TRP Mid-Cap Growth Fund	Mutual Fund (52,588 shares)	1,970,478

TRP Value Fund	Mutual Fund (15,756 shares)	300,471

TRP Small-Cap Stock Fund	Mutual Fund (24,946 shares)	595,711

TRP Spectrum Growth Fund	Mutual Fund (31,409 shares)	440,984

TRP Blue Chip Growth Fund	Mutual Fund (110,735 shares)	3,163,688

The Dial Corporation	Common Stock (258,773 shares)	4,531,108

Participant notes receivable	Participant loans (Interest at 6.50% to 9.50%, maturing from 2001 to 2014)	730,538

	Total assets held for investment purposes	$23,123,596

THE DIAL CORPORATION
401 (k) PLAN FOR HOURLY EMPLOYEES

SUPPLEMENTAL SCHEDULE
YEAR ENDED NOVEMBER 30, 2001
Form 5500, Schedule H, Part IV
Schedule of Reportable Transactions

Column H
Column A					Current	Column I
Identity	Column B				Value of	Net
Of	Description	Column C	Column D	Column G	Asset on	Gain
Party	of	Purchase	Selling	Cost of	Transaction	Or
Involved	Asset	Price	Price	Asset	Date	(Loss)

Single Transactions

Series of Transactions
TRP Stable Value Fund	GIC Fund	$1,052,105		$1,052,105	$1,052,105

NOTE:	Reportable transactions are those transactions which either singularly or in series of combined purchases and sales during the year exceed 5% of the fair value of the Plan’s assets at the beginning of the year

EXHIBIT 23

INDEPENDENT AUDITORS’ CONSENT

We consent to the incorporation by reference in Registration Statement Nos. 333-10157, 333-80775 and 333-46512 of The Dial Corporation on Form S-8 of our report dated May 22, 2002, appearing in this Annual Report on Form 11-K of The Dial Corporation 401(k) Plan for Hourly Employees for the year ended November 30, 2001.

\s\ Deloitte & Touche LLP
Deloitte & Touche LLP

Phoenix, Arizona
May 29, 2002